UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

BIOFORM MEDICAL, INC.

(Name of Subject Company)

BIOFORM MEDICAL, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09065G 107

(CUSIP Number of Class of Securities)

Steven L. Basta

Chief Executive Officer

1875 South Grant Street, Suite 200

San Mateo, California 94402

(650) 286-4000

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).

With a copy to:

David J. Saul, Esq.

Ropes & Gray LLP

1900 University Avenue, 6th Floor

East Palo Alto, California 94303

(650) 617-4090

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

This Amendment No. 2 (“Amendment No. 2”) to Schedule 14D-9 further amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (“SEC”) on January 15, 2010, and as amended by Amendment No. 1 filed with the SEC on January 20, 2010 (the “Schedule 14D-9”), by BioForm Medical, Inc., a Delaware corporation (the “Company” or “BioForm”). The Schedule 14D-9 and this Amendment No. 2 relate to the tender offer by Vine Acquisition Corp. (“Offeror”), a Delaware corporation and an indirect wholly-owned subsidiary of Merz GmbH & Co. KGaA, a limited partnership by shares formed under the laws of the Federal Republic of Germany (“Parent” or “Merz”), to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share, of the Company (collectively, the “Shares”), at a purchase price of $5.45 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 15, 2010, and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B), to the Schedule 14D-9, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings given in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment No. 2 by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8. Additional Information.

Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by replacing the existing Item 8(k) in its entirety with the following:

“(k) Litigation.

On January 13, 2010, a purported stockholder of the Company filed a purported class action lawsuit in the Superior Court of the State of California, San Mateo County, captioned Hassan Hamedi v. Steven Basta, et al., Case No. CIV491204 (the “Action”), against the Company and each of its directors. The Action purports to be brought individually and on behalf of the public stockholders of the Company. The Action alleges that the Company director defendants breached their fiduciary duties to the Company’s stockholders in connection with the Transaction, and that the Company aided and abetted such alleged breach of the Company director defendants’ fiduciary duties. Based on these allegations, the Action seeks, among other relief, injunctive relief preliminarily and permanently enjoining the Transaction. The plaintiffs amended the complaint on January 25, 2010 to set forth additional substantive allegations, including articulating alleged deficiencies in the Schedule 14D-9 that result in the Schedule 14D-9 being allegedly materially misleading and/or incomplete.

A copy of the complaint and the amended complaint in the Action are filed as Exhibits (a)(5)(A) and (a)(5)(B) hereto, respectively, and are incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to Exhibits (a)(5)(A) and (a)(5)(B).”

Item 9. Exhibits.

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description

(a)(5)(B)	Amended complaint filed by Hassan Hamedi, individually and on behalf of all others similarly situated, on January 25, 2010, in the Superior Court of the State of California, San Mateo County.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2010		BIOFORM MEDICAL, INC.

	By:	/s/ Steven L. Basta
Steven L. Basta Chief Executive Officer

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